Filed Pursuant to Rule 433
Registration No. 333-105536
January 23, 2007
PRICING TERM SHEET

Issuer:	Apache Corporation
Expected Ratings:	A3(Moody’s); A- (S&P); A (Fitch) None of these securities
ratings is a recommendation to buy, sell or hold these securities.
Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
Issue of Securities:	6.000% Notes due 2037
Principal Amount:	$1,000,000,000
Coupon:	6.000%
Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on July 15, 2007
Maturity:	January 15, 2037
Treasury Benchmark:	4.500% due February 15, 2036
U.S. Treasury Yield:	4.901%
Spread to Treasury:	1.150%
Re-offer Yield:	6.051%
Initial Price to Public:	Per Note: 99.301%; Total: $993,010,000
Optional Redemption:	The notes will be redeemable, at the option of Apache Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the treasury yield plus 20 basis points, plus accrued interest to the date of redemption.
Make-Whole Premium:	T + 20 basis points
Trade Date:	January 23, 2007
Settlement Date:	January 26, 2007
Denominations:	$2,000 x $1,000
CUSIP:	037411AR6
Joint Book-Runners:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Co-Managers:	BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Greenwich Capital Markets, Inc.
RBC Capital Markets Corporation
Wachovia Capital Markets, LLC
     The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for this offering and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 212-834-4533.